The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 2, 2020

As filed pursuant to Rule 424(b)(5)
Registration No. 333-221735

PRELIMINARY PROSPECTUS SUPPLEMENT
(to Prospectus dated December 1, 2017)

Aytu BioScience, Inc.
Shares of 11% Series I Cumulative Redeemable Preferred Stock
$17.50 Per Share
Liquidation Preference $17.50 Per Share

We are offering      shares of our 11% Series I Cumulative Redeemable Perpetual Preferred Stock, which we refer to in this prospectus supplement as the “Series I Preferred Stock.”

Dividends on the Series I Preferred Stock offered hereby are cumulative from the date of issuance, and will be payable monthly in arrears on the fifteenth day of each month, when, as and if declared by our Board of Directors. Dividends will be payable out of amounts legally available therefor at a rate equal to 11.0% per annum per $17.50 of stated liquidation preference per share, or $1.925 per share of Series I Preferred Stock per year.

Commencing on and after              , 2025 we may redeem, at our option, the Series I Preferred Stock, in whole or in part, at a cash redemption price of $                per share, plus all accrued and unpaid dividends to, but not including, the redemption date. The Series I Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Holders of the Series I Preferred Stock generally will have no voting rights except for limited voting.

We are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement forms a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $17.6 million, which was calculated based on 16,929,440 shares of our outstanding common stock held by non-affiliates on February 28, 2020 at a price of $1.04 per share, the closing price of our common stock on January 2, 2019. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Prior to this offering, there has been no public market for our Series I Preferred Stock. We have filed an application to list the Series I Preferred Stock on The NASDAQ Capital Market (“NASDAQ”) under the symbol “AYTUP.” If the application is approved, we expect trading of the Series I Preferred Stock on NASDAQ to commence on or shortly after the initial date of issuance. Our common stock is traded on NASDAQ under the symbol “AYTU.”

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-10 of this prospectus supplement and page 6 of the accompanying prospectus, as well as the risks and uncertainties described under the heading “Risk Factors” contained in our annual report on Form 10-K for the year ended June 30, 2019, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the representative of the underwriters an option to purchase up to an additional                shares of Series I Preferred Stock from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus supplement to cover over-allotments, if any. If the representative of the underwriters exercises the option in full the total underwriting discounts and commissions payable will be $                and the total proceeds to us, before expenses, will be $                ..

H.C. Wainwright & Co.

The date of this prospectus supplement is                , 2020

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and accompanying prospectus relates to the offering of our securities. Before buying any of the securities that we are offering, we urge you to carefully read this prospectus supplement, the accompanying prospectus, any free writing prospectus that we have authorized for use in connection with this offering, and the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus supplement. These documents contain important information that you should consider when making your investment decision.

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to, and updates information contained in, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, including the documents incorporated by reference into the accompanying prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to the combined document consisting of this prospectus supplement and the accompanying prospectus. In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the Securities and Exchange Commission, or the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we make future filings with the SEC to update the information contained in documents that have been incorporated by reference, the information included or incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information in the accompanying prospectus or incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed on November 22, 2017 with the SEC using a “shelf” registration process with respect to up to $100,000,000 in securities that may be sold thereunder. The shelf registration statement was declared effective by the SEC on December 1, 2017.

Under the shelf registration process, we may offer and sell any combination of securities described in the accompanying prospectus in one or more offerings. The purpose of this prospectus supplement is to provide supplemental information regarding us in connection with this offering of securities.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering. We have not authorized any other person to provide you with different information. We are not making an offer to sell or soliciting an offer to buy our securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations, and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus supplement or the accompanying prospectus, or incorporated in this prospectus supplement or the accompanying prospectus by reference. This summary does not contain all of the information you should consider before buying securities in this offering. You should carefully read this entire prospectus supplement and the accompanying prospectus, including each of the documents incorporated herein or therein by reference, before making an investment decision. Unless the context otherwise requires, the terms “Aytu,” “the Company,” “we,” “us” and “our” in this prospectus supplement and accompanying prospectus refer to Aytu Bioscience, Inc., and its subsidiaries.

Recent Developments

On February 27, 2020, the Company issued a promissory note to an unrelated third-party investor in which the investor loaned gross proceeds of $800,000 to the Company.  The unsecured, nonconvertible note has an OID of $160,000 and the Company received net proceeds of $640,000. The note will be repaid by the Company with eight consecutive monthly payments to the investor in the amount of $100,000, beginning April 1, 2020.

On February 14, 2020 we completed the acquisition of Innovus Pharmaceuticals. Through this acquisition, Aytu expands into the $40 billion consumer healthcare market with a portfolio of over thirty-five consumer products competing in large therapeutic categories including diabetes, men’s health, sexual wellness and respiratory health. This expanded product line broadens Aytu’s portfolio beyond its $20 million prescription therapeutic portfolio to enable wider revenue distribution and consumer reach, reduced seasonality associated with Aytu’s seasonal antitussive product line, and higher revenue from an expanded base of proprietary products.

Combined, Aytu and Innovus generated approximately $43 million in revenue over the preceding four quarters ended December 31, 2019 when accounting for the Innovus business and the recently expanded Rx portfolio following the acquisition of nine pediatric primary care products from Cerecor, Inc.

This business combination provides increased scale and enables operational synergies that can be leveraged to accelerate the combined company’s growth and path to profitability. Initially, the company expects to operate the commercial aspects of the Innovus consumer business separately from Aytu’s prescription business, while rationalizing general and administrative expenses through the removal of Innovus’ public company costs and redundant administrative and operational processes, along with the reduction in overhead, administrative and facilities costs.

The prescription product portfolio will continue to be primarily commercialized through the existing Aytu sales force, while the consumer health products will continue to be primarily commercialized via Innovus’ proprietary Beyond Human® marketing platform. However, we expect both lines of business to benefit from opportunistic cross-selling such that some consumer products may be marketed in the professional market by Aytu’s Rx commercial team, while the marketing of the prescription products may be bolstered through various online and direct-to-consumer marketing initiatives.

Overview

We are a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, male infertility, and various pediatric conditions and we plan to expand opportunistically into other therapeutic areas as we continue to execute on our growth plans. We commercialize our products through our internal commercial infrastructure and nationwide direct sales force.

We have been historically focused on commercialization of the following products (i) Natesto®, a testosterone replacement therapy, or TRT, (ii) ZolpiMist™, a short-term insomnia treatment, and (iii) Tuzistra® XR, a codeine–based antitussive.

Additionally, we completed an Asset Purchase Agreement (the “Purchase Agreement”) with Cerecor, Inc (“Cerecor”) on November 1, 2019, acquiring six products, (i) AcipHex® Sprinkle™, (ii) Cefaclor for Oral Suspension, (iii) Karbinal® ER, (iv) Flexichamber™, (v) Poly-Vi-Flor® and Tri-Vi-Flor™ (the “Pediatric Portfolio”). We immediately began to include these acquired Pediatric Portfolio in our commercialization efforts in order to leverage our internal commercial infrastructure and national sales force.

Finally, on February 14, 2020 we successfully completed the acquisition of Innovus Pharmaceuticals, Inc., resulting in our entrance into the approximately $40 billion consumer healthcare market with a portfolio of over thirty-five consumer products.

In the future we will seek to acquire additional commercial-stage or near-market products, including existing products we believe can offer distinct clinical advantages and patient benefits over existing other marketed products. Our management team’s prior experience has involved identifying both clinical-stage and commercial-stage assets that can be launched or re-launched to increase value, with a focused commercial infrastructure specializing in novel, niche products.

Key Product Highlights

Primary Care Rx Portfolio

Prior to November 1, 2020, we were focused on the commercial development of the following three primary care focused products:

●	Natesto® – In 2016 We acquired exclusive U.S. rights to Natesto® (testosterone) nasal gel, a novel formulation of testosterone delivered via a discreet, easy-to-use nasal gel. Natesto is approved by the U.S. Food and Drug Administration, or FDA, for the treatment of hypogonadism (low testosterone) in men and is the only testosterone replacement therapy, or TRT, delivered via a nasal gel. Natesto offers multiple advantages over currently available TRTs and competes in a $1.7 billion market accounting for nearly 7 million prescriptions annually. Importantly, as Natesto is delivered via the nasal mucosa and not the skin, there is no risk of testosterone transference to others, a known potential side effect and black box warning associated with all other topically applied TRTs, including the market leader AndroGel®.

●	ZolpiMist™ – In June 2018 we acquired an exclusive U.S. license to ZolpiMist™. ZolpiMist is an FDA-approved prescription product that is indicated for the short-term treatment of insomnia, and is the only oral spray formulation of zolpidem tartrate - the most widely prescribed prescription sleep aid in the U.S. ZolpiMist is commercially available and competes in the non-benzodiazepine prescription sleep aid category, a $1.8 billion prescription drug category with over 43 million prescriptions written annually. Thirty million prescriptions of zolpidem tartrate (Ambien®, Ambien® CR, Intermezzo®, Edluar®, ZolpiMist™, and generic forms of immediate-release, controlled release, and orally dissolving tablet formulations) are written each year in the U.S., representing almost 70% of the non-benzodiazepine sleep aid category. Approximately 2.5 million prescriptions are written for novel formulations of zolpidem tartrate products (controlled release and sublingual tablets). We intend to integrate ZolpiMist into our sales force’s promotional efforts as an adjunct product to Natesto as there is substantial overlap of physician prescribers of both testosterone and prescription sleep aids.

●	Tuzistra® XR – In November 2018 we acquired Tuzistra XR, the only FDA-approved 12-hour codeine-based antitussive. Tuzistra XR is a prescription antitussive consisting of codeine polistirex and chlorpheniramine polistirex in an extended-release oral suspension. Tuzistra XR is a patented combination of codeine, an opiate agonist antitussive, and chlorpheniramine, a histamine-1 receptor antagonist, indicated for relief of cough and symptoms associated with upper respiratory allergies or a common cold in adults aged 18 years and older. Tuzistra XR is protected by two Orange Book-listed patents extending to 2031 and multiple pending patents. According to MediMedia, the US cough cold prescription market is worth in excess of $3 billion at current brand pricing, with 30-35 million annual prescriptions. This market is dominated by short-acting treatments, which require dosing 4-6 times a day. Tuzistra XR was developed using Tris Pharma’s liquid sustained release technology, LiquiXR®, which allows for extended drug delivery throughout a 12-hour dosing period.

The Pediatric Rx Portfolio

In November 2019 we acquired a portfolio of pediatric primary care products (the “Commercial Portfolio”) from Cerecor, Inc. in order to expand our portfolio of commercial-stage products and further leverage our commercial infrastructure and sales force. Through this acquisition the Company now commercializes nine prescription products and sells directly to pediatric and primary care physicians throughout the U.S.

The Commercial Portfolio contains established prescription products competing in markets exceeding $8 billion in annual U.S. sales. Each product has distinct clinical features and patient-friendly benefits and are indicated to treat common pediatric and primary care conditions.

●	AcipHex® Sprinkle™ (rabeprazole sodium) – AcipHex Sprinkle is a granule formulation of rabeprazole sodium, a commonly prescribed proton pump inhibitor. AcipHex Sprinkle is indicated for the treatment of gastroesophageal reflux disease (GERD) in pediatric patients 1 to 11 years of age for up to 12 weeks.

●	Cefaclor (cefaclor oral suspension) – Cefaclor for oral suspension is a second-generation cephalosporin antibiotic suspension and is indicated for the treatment of numerous common infections caused by Streptococcus pneumoniae, Haemophilus influenzae, staphylococci, and Streptococcus pyogenes, and others.

●	Flexichamber® – Flexichamber is an anti-static, valved collapsible holding chamber intended to be used by patients to administer aerosolized medication from most pressurized metered dose inhalers (MDIs) such as commonly used asthma medications.

●	Karbinal® ER (carbinoxamine maleate extended-release oral suspension) – Karbinal ER is an H1 receptor antagonist (antihistamine) indicated to treat various allergic conditions including seasonal and perennial allergic rhinitis, vasomotor rhinitis, and other common allergic conditions.

●	Poly-Vi-Flor® and Tri-Vi-Flor® – Poly-Vi-Flor and Tri-Vi-Flor are two complementary prescription fluoride-based supplement product lines containing combinations of vitamins and fluoride in various oral formulations. These prescription supplements are prescribed for infants and children to treat or prevent fluoride deficiency due to poor diet or low levels of fluoride in drinking water and other sources.

Innovus Merger (Consumer Portfolio)

Upon the February 14, 2020 acquisition of Innovus Pharmaceuticals, Inc., we now market and sell over 35 products in the U.S. and more than 10 in multiple countries around the world through 5 international commercial partners. The following represents the core products:

●	Vesele®
●	UriVarx®
●	FlutiCare®
●	Apeaz®
●	Diabasens®
●	Prostagorx®
●	Sensum+®
●	Trexar®

In addition, we currently expect to launch in the U.S. the following products in 2020, subject to the applicable regulatory approvals, if required:

●	Musclin® is a proprietary supplement made of two FDA Generally Recognized As Safe (GRAS) approved ingredients designed to increase muscle mass, endurance and activity (first half of 2020). The main ingredient in Musclin® is a natural activator of the transient receptor potential cation channel, subfamily V, member 3 (TRPV3) channels on muscle fibers responsible to increase fibers width resulting in larger muscles;

●	Regenerum™ is a proprietary product containing two natural molecules: the first is an activator of the TRPV3 channels resulting in the increase of muscle fiber width, and the second targets a different unknown receptor to build the muscle’s capacity for energy production and increases physical endurance, allowing longer and more intense exercise. Regenerum™ is being developed for patients suffering from muscle wasting. We currently expect to launch this product in 2020 pending successful clinical trials in patients with muscle wasting or cachexia;

●	Octiq™ is an expected FDA ophthalmic OTC monograph compliant product for the treatment of eye redness and eye lubrication (early 2020); and

●	Regoxidine™ is an ANDA approved 5% Minoxidil foam for men and women for hair growth on the top of the scalp (first half 2020).

We have extensive experience across a wide range of business development activities and have in-licensed or acquired products from large, mid-sized, and small enterprises in the United States and abroad. Through an assertive product and business development approach, we expect that we will continue to build a substantial portfolio of complementary products.

Our Strategy

In the near-term, we expect to create value for shareholders by implementing a focused strategy of increasing sales of our prescription therapeutics while leveraging our commercial infrastructure. Further, we expect to increase sales of our newly acquired consumer healthcare product portfolio following the closing of our acquisition of Innovus Pharmaceuticals, Additionally, we expect to expand both our Rx and consumer health product portfolios through continuous business and product development. Finally, we expect to identify operational efficiencies identified through our recent transactions and implement expense reductions accordingly,

Corporate Information

Our principal executive offices are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, and our phone number is (720) 437-6580. Our corporate website address is http://www.aytubio.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only and not as an active hyperlink.

THE OFFERING

Securities offered by us pursuant to this prospectus supplement	shares of 11% Series I Cumulative Redeemable Perpetual Preferred Stock (the “Series I Preferred Stock), assuming no exercise by the underwriters of their over-allotment option

Series I Preferred Stock to be outstanding after this offering if the maximum number of shares are sold	shares of Series I Preferred Stock, assuming no exercise by the underwriters of their over-allotment option.

Offering Price	$17.50 per share of Series I Preferred Stock

Dividends

Holders of the Series I Preferred Stock will be entitled to receive cumulative cash dividends at a rate of 11% per annum of the $17.50 per share liquidation preference (equivalent to $1.925 per annum per share).

Cumulative dividends on the Series I Preferred Stock will accrue daily connecting on the date of issuance and will be payable monthly in arrears on the 15th day of each month

Any dividend payable on the Series I Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No Maturity, Sinking Fund or Mandatory Redemption

The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series I Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series I Preferred Stock.

Optional Redemption

The Series I Preferred Stock is not redeemable by us prior to          , 2025, except as described below under “Special Optional Redemption.” On and after such date, we may, at our option, redeem the Series I Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $17.50 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date. Please see the section entitled “Description of the Series I Preferred Stock—Redemption—Optional Redemption.”

Special Optional Redemption

Upon the occurrence of a Change of Control, we may, at our option, redeem the Series I Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $17.50 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

A “Change of Control” is deemed to occur when the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series I Preferred Stock will have the right to receive $17.50 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock. Please see the section entitled “Description of the Series I Preferred Stock—Liquidation Preference.”

Ranking	The Series I Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3); (2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series I Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series I Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. Please see the section entitled “Description of the Series I Preferred Stock–Ranking.”

Limited Voting Rights	Holders of Series I Preferred Stock will generally have no voting rights. However, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series I Preferred Stock (voting together as a class with all other series of parity preferred stock we may issue upon which like voting rights have been conferred and are exercisable) is required at any time for us to authorize or issue any class or series of our capital stock ranking senior to the Series I Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up, to amend any provision of our certificate of incorporation or the Series I Preferred Stock Certificate of Designations so as to materially and adversely affect any rights of the Series I Preferred Stock or to take certain other actions. Please see the section entitled “Description of the Series I Preferred Stock—Voting Rights.”

Information Rights	During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series I Preferred Stock are outstanding, we will use our best efforts to (i) make available on our website copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series I Preferred Stock, subject to certain exceptions described in this prospectus. We will use our best efforts to mail (or otherwise provide) the information to the holders of the Series I Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

Listing	We have filed an application to list our Series I Preferred Stock on The NASDAQ Capital Market under the symbol “AYTUP”

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds” on page S-16.

Risk Factors	Investing in our securities involves significant risks. You should read the “Risk Factors” section beginning on page S-10 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and accompanying prospectus, including the risk factors described under the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019, for a discussion of factors to consider before deciding to purchase our securities.

Transfer Agent

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series I Preferred Stock will be I Direct Transfer, LLC, subsidiary of Issuer Direct Corporation, located at One Glenwood Avenue, Suite 1001 Raleigh, NC, 27603.

Certain U.S. Federal Income Tax Considerations

For a discussion of the federal income tax consequences of purchasing, owning and disposing of the Series I Preferred Stock, please see the section entitled “Certain Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series I Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Book Entry and Form	The Series I Preferred Stock will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed below, the risk factors beginning on page 6 of the accompanying prospectus, as well as the risk factors discussed under the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019 as updated by our subsequent filings under the Exchange Act, each of which is incorporated by reference in this prospectus supplement and accompanying prospectus in their entirety, together with all of the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. These risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to our Operations

Our cash position is low relative to our anticipated cash needs.

As of February 28, 2020, we had a cash balance of approximately $2.4 million. This is substantially less than our projected short-term cash requirements (including fixed costs and projected future costs). There can be no guaranty that we can raise additional funds from sales of our equity or debt securities on terms that are acceptable to us or otherwise generate sufficient revenue to maintain our operations. Our inability to obtain such funds would have a material adverse effect on the Company’s financial condition and operations.

Risks Related to our Bylaws

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, including claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. Notwithstanding the foregoing, the exclusive provision shall not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act, or the Securities Act of 1933, as amended, or the Securities Act, or the respective rules and regulations promulgated thereunder.

Risks Related to this Offering

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. We will use the net proceeds from this offering primarily for working capital and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We may use the net proceeds for corporate purposes that do not increase our operating results or enhance the value of our preferred stock. The failure of our management to use these funds effectively could have a material adverse effect on our business, cause the market price of our preferred stock to decline and potentially impair the operation and expansion of our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

Our Series I Preferred Stock is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

The Series I Preferred Stock will rank junior to all of our existing and future debt and to other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our future debt may include restrictions on our ability to pay distributions to preferred stockholders. The issuance of additional shares of Series I Preferred Stock or another series of preferred stock designated as ranking on parity with the Series I Preferred Stock would dilute the interests of the holders of shares of the Series I Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to the Series I Preferred Stock or the incurrence of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series I Preferred Stock. The Series I Preferred Stock do not contain any terms relating to or limiting our indebtedness or affording the holders of shares of the Series I Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets, that might adversely affect the holders of shares of the Series I Preferred Stock, so long as the rights, preferences, privileges or voting power of the Series I Preferred Stock or the holders thereof are not materially and adversely affected, and so long as such transaction does not involve the authorization or creation, or increasing the authorized or issued amount of, any class or series of capital stock ranking senior to the Series I Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation

The Series I Preferred Stock has not been rated.

Our Series I Preferred Stock has not been rated by any nationally recognized statistical rating organization, which may negatively affect their market value and your ability to sell such shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of our Series I Preferred Stock. In addition, we may elect in the future to obtain a rating of our Series I Preferred Stock, which could adversely impact the market price of our Series I Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if, in its judgment, circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of our Series I Preferred Stock.

As a holder of shares of the Series I Preferred Stock, you have extremely limited voting rights.

Your voting rights as a holder of shares of the Series I Preferred Stock will be limited. Our shares of common stock are the only class of our securities carrying full voting rights. Voting rights for holders of shares of the Series I Preferred Stock exist primarily with respect to adverse changes in the terms of the Series I Preferred Stock and the creation of additional classes or series of preferred shares that are senior to the Series I Preferred Stock. Other than these limited voting rights described in this prospectus supplement, holders of shares of the Series I Preferred Stock will not have any voting rights. See “Description of the Series I Preferred Stock—Voting Rights” in this prospectus supplement.

Our cash available for distributions may not be sufficient to pay distributions on the Series I Preferred Stock at expected levels, and we cannot assure you of our ability to pay distributions in the future. We may use borrowed funds or funds from other sources to pay distributions, which may adversely impact our operations.

We intend to pay regular monthly distributions to holders of our Series I Preferred Stock. Distributions declared by us will be authorized by our Board of Directors in its sole discretion out of assets legally available for distribution and will depend upon a number of factors, including our earnings, our financial condition, restrictions under applicable law, our need to comply with the terms of our existing financing arrangements, the capital requirements of our company and other factors as our Board of Directors may deem relevant from time to time. We may be required to fund distributions from working capital, proceeds of this offering or a sale of assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund distributions, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund distributions, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay distributions in the future. In addition, some of our distributions may be considered a return of capital for income tax purposes. If we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock.

We could be prevented from paying cash dividends on the Series I Preferred Stock due to prescribed legal requirements.

Holders of shares of Series I Preferred Stock do not have a right to dividends on such shares unless declared or set aside for payment by our Board of Directors. Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to pay cash dividends on the Series I Preferred Stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of net assets (total assets less total liabilities) over capital. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series I Preferred Stock when payable. Further, even if adequate surplus is available to pay cash dividends on the Series I Preferred Stock, we may not have sufficient cash to pay dividends on the Series I Preferred Stock.

Furthermore, no dividends on Series I Preferred Stock shall be authorized by our Board of Directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under Delaware law or any other applicable law. See “Description of the Series I Preferred Stock — Dividends.”

We may redeem the Series I Preferred Stock and you may not receive dividends that you anticipate if we do redeem the Series I.

On or after                  , 2025 we may, at our option, redeem the Series I Preferred Stock, in whole or in part, at any time or from time to time. Also, upon the occurrence of a Change of Control, we may, at our option, redeem the Series I Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred. We may have an incentive to redeem the Series I Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend rate on the Series I Preferred Stock. If we redeem the Series I Preferred Stock, then from and after the redemption date, dividends will cease to accrue on shares of Series I Preferred Stock, the shares of Series I Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

Holders of shares of the Series I Preferred Stock should not expect us to redeem the Series I Preferred Stock on or after the date they become redeemable at our option.

The Series I Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Series I Preferred Stock may be redeemed by us at our option either in whole or in part, from time to time, at any time on or after                 , 2025, or upon the occurrence of a Change of Control. Any decision we may make at any time to propose a redemption of the Series I Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity and general market conditions at that time.

The Series I Preferred Stock is not convertible, and investors will not realize a corresponding upside if the price of the common stock increases.

The Series I Preferred Stock is not convertible into shares of our common stock and earns dividends at a fixed rate. Accordingly, an increase in market price of our common stock will not necessarily result in an increase in the market price of our Series I Preferred Stock. The market value of the Series I Preferred Stock may depend more on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Series I Preferred Stock.

The Change of Control right may make it more difficult for a party to acquire us or discourage a party from acquiring us.

The Change of Control right (as defined under “Description of the Series I Preferred Stock — Special Optional Redemption”) may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our Series I Preferred Stock with the opportunity to realize a premium over the then-current market price of such equity securities or that stockholders may otherwise believe is in their best interests.

There is no established trading market for the Series I Preferred Stock, listing on NASDAQ does not guarantee a market for the Series I Preferred Stock and the market price and trading volume of the Series I Preferred Stock may fluctuate significantly.

The Series I Preferred Stock is a new issue of securities with no trading market. We have filed an application to list the Series I Preferred Stock on NASDAQ. However, an active and liquid trading market to sell the Series I Preferred Stock may not develop after the issuance of the Series I Preferred Stock offered hereby or, even if it develops, may not be sustained. Because the Series I Preferred Stock has no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. If an active trading market does not develop, the market price and liquidity of the Series I Preferred Stock may be adversely affected. Even if an active public market does develop, the market price for the Series I Preferred Stock may not equal or exceed the price you pay for your Series I Preferred Stock.

The market determines the trading price for the Series I Preferred Stock and may be influenced by many factors, including our history of paying distributions on the Series I Preferred Stock, variations in our financial results, the market for similar securities, investors’ perception of us, our issuance of additional preferred equity or indebtedness and general economic, industry, interest rate and market conditions. Because the Series I Preferred Stock carries a fixed distribution rate, its value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of Series I Preferred Stock to demand a higher yield on the price paid for the Series I Preferred Stock, which could adversely affect the market price of the Series I Preferred Stock.

If the Series I Preferred Stock is delisted, the ability to transfer or sell shares of the Series I Preferred Stock may be limited and the market value of the Series I Preferred Stock will likely be materially adversely affected.

The Series I Preferred Stock does not contain provisions that are intended to protect investors if the Series I Preferred Stock is delisted from NASDAQ. If the Series I Preferred Stock is delisted from NASDAQ, investors’ ability to transfer or sell shares of the Series I Preferred Stock will be limited and the market value of the Series I Preferred Stock will likely be materially adversely affected. Moreover, since the Series I Preferred Stock has no stated maturity date, investors may be forced to hold shares of the Series I Preferred Stock indefinitely while receiving stated dividends thereon when, as and if authorized by our Board of Directors and paid by us with no assurance as to ever receiving the liquidation value thereof.

Market interest rates may have an effect on the value of the Series I Preferred Stock.

One of the factors that will influence the price of the Series I Preferred Stock will be the distribution yield on the Series I Preferred Stock (as a percentage of the market price of the Series I Preferred Stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series I Preferred Stock to expect a higher distribution yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution payments). Thus, higher market interest rates could cause the market price of the Series I Preferred Stock to decrease and reduce the amount of funds that are available and may be used to make distribution payments.

In the event of a liquidation, you may not receive the full amount of your liquidation preference.

In the event of our liquidation of the Company, the proceeds will be used first to repay indebtedness and then to pay holders of shares of the Series I Preferred Stock and any other class or series of our capital stock ranking senior to or on parity with the Series I Preferred Stock as to liquidation the amount of each holder’s liquidation preference and accrued and unpaid distributions through the date of payment. In the event we have insufficient funds to make payments in full to holders of the shares of the Series I Preferred Stock and any other class or series of our capital stock ranking senior to or on parity with the Series I Preferred Stock as to liquidation, such funds will be distributed ratably among such holders and such holders may not realize the full amount of their liquidation preference.

The market price of the Series I Preferred Stock could be substantially affected by various factors.

The market price of the Series I Preferred Stock could be subject to wide fluctuations in response to numerous factors. The price of the Series I Preferred Stock that will prevail in the market after this offering may be higher or lower than the offering price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

These factors include, but are not limited to, the following:

●	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series I Preferred Stock;

●	trading prices of similar securities;

●	our history of timely dividend payments;

●	the annual yield from dividends on the Series I Preferred Stock as compared to yields on other financial instruments;

●	general economic and financial market conditions;

●	government action or regulation;

●	the financial condition, performance and prospects of us and our competitors;

●	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;

●	our issuance of additional preferred equity or debt securities; and

●	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, investors who purchase the Series I Preferred Stock in this offering may experience a decrease, which could be substantial and rapid, in the market price of the Series I Preferred Stock, including decreases unrelated to our operating performance or prospects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference in this prospectus supplement and accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, concerning our business, operations and financial performance and condition. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including without limitation the risks described in “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. These risks are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or developments and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference in this prospectus supplement and accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” beginning on page S-10 of this prospectus supplement and elsewhere in the accompanying prospectus and those included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (as supplemented by our Quarterly Reports on form 10-Q) and other documents we periodically file with the SEC that are incorporated by reference in this prospectus supplement and accompanying prospectus. We urge you to consider these factors carefully in evaluating the forward-looking statements. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as may be required under applicable law.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement to conform these statements to actual results or to changes in our expectations.

You should read this prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference in this prospectus supplement and accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering completely and with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the Series I Preferred Stock in this offering after deducting the underwriting discount and estimated offering costs and expenses payable by us, will be approximately $                 million (or $              million if the underwriters fully exercise their option to purchase additional shares). We intend to use the net proceeds, if any, from this offering for working capital and other general corporate purposes.

We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the pace of the integration of acquired businesses, the level of our sales and marketing activities and the attractiveness of any additional acquisitions or investments. See “Risk Factors – Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return.” on page S-10.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2019 on:

●	an actual basis;

●	on an pro forma as adjusted basis to reflect the issuance of the Series I Preferred Stock in this offering, and receipt of the estimated $ million net proceeds therefrom.

You should consider this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference into this prospectus supplement and the other financial information included elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2019
	Actual	Pro Forma(*)	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	5,511		1

Total long-term liabilities	41,438	—	41,438

Stockholders’ equity
Preferred Stock, $0.001 par value: 50,000,000 shares authorized
Convertible Preferred Stock, Series D – 400,000 shares issued and outstanding at December 31, 2019 (unaudited)	—	—	—
Convertible Preferred Stock, Series F – 10,000 shares issued and outstanding at December 31, 2019 (Unaudited)	—	—	—
Convertible Preferred Stock, Series G - 9,805,845 shares issued and outstanding at December 31, 2019 (unaudited)	1	—	1
Preferred Stock, Series I – no shares issued and outstanding, actual, shares outstanding, pro forma and pro forma as adjusted	—
Common Stock, par value $.0001; 100,000,000 shares authorized; shares issued and outstanding 20,733,052 as of December 31, 2019 (unaudited)	2	—	2
Additional paid-in capital (unaudited)	128,620	—	128,620
Accumulated deficit (unaudited)	(111,533)	—	(111,533)
Total stockholders’ equity	17,090
Total capitalization	58,528

(*)	Capitalization table assumes an estimated approximately $ million, net of offering costs, raised from the Series I Preferred Stock offering and may not reflect actual net amounts raised from this transaction.

Based on 20,733,052 shares of our common stock outstanding as of December 31, 2019, and excludes as of that date:

●	1,482 shares of our common Stock issuable upon exercise of outstanding stock options under our 2015 Stock Option and Incentive Plan at a weighted average exercise price of $328.00 per share, of which 1,482 are exercisable;

●	26,459,663 shares of our Common Stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $3.06 per share; and

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain all future earnings, if any, for use in the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as any other factors our board deems relevant. Holders of Series I Preferred Stock will have certain dividend rights. See “Description of the Series I Preferred Stock.”

DESCRIPTION OF THE SERIES I PREFERRED STOCK

The description of certain terms of the 11% Series I Cumulative Redeemable Perpetual Preferred Stock (“Series I Preferred Stock”) in this prospectus and the accompanying prospectus does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our certificate of incorporation, the certificate of designations establishing the terms of our Series I Preferred Stock, our bylaws and Delaware corporate law. Copies of our certificate of incorporation, certificate of designations, bylaws and all amendments thereto, are available from us upon request.

General

Pursuant to our certificate of incorporation, as amended, we are currently authorized to designate and issue up to 50,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series and, subject to the limitations prescribed by our certificate of incorporation, as amended, and Delaware corporate law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our Board of Directors may determine, without any vote or action by our shareholders. As of February 28, 2020, we had 12,213,747 shares of preferred stock outstanding. Assuming all of the shares of Series I Preferred Stock offered hereunder are issued, we will have available for issuance          shares of Series I Preferred Stock and an additional          shares authorized but undesignated and unissued shares of preferred stock. The Series I Preferred Stock offered hereby, when issued, delivered and paid for in accordance with the terms of the underwriting agreement, will be fully paid and nonassessable. Our Board of Directors may, without the approval of holders of the Series I Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series I Preferred Stock or designate additional shares of the Series I Preferred Stock and authorize the issuance of such shares. Designation of preferred stock ranking senior to the Series I Preferred Stock will require approval of the holders of Series I Preferred Stock, as described below in “Voting Rights.”

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series I Preferred Stock is Direct Transfer, LLC, subsidiary of Issuer Direct Corporation, located at One Glenwood Avenue, Suite 1001 Raleigh, NC, 27603.

Listing

We have applied to list our Series I Preferred Stock on The Nasdaq Capital Market under the symbol “AYTUP.”

No Maturity, Sinking Fund or Mandatory Redemption

The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series I Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series I Preferred Stock.

Ranking

The Series I Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

(1)	senior to all classes or series of our common stock and to all other equity securities issued by us including, as of March 2, 2020 our outstanding Series F Preferred Stock and Series G Preferred and any shares of Series H Stock that may be issued other than equity securities referred to in clauses (2) and (3) below;

(2)	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series I Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up;

(3)	junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series I Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (please see the section entitled “—Voting Rights” below); and

(4)	effectively junior to all of our existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our subsidiaries.

Holders of shares of the Series I Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of our funds legally available for the payment of dividends, cumulative cash dividends at the rate of 11% per annum on the $17.50 per share liquidation preference of the Series I Preferred Stock (equivalent to $1.925 per annum per share). Cumulative dividends on the Series I Preferred Stock will accrue daily commencing on the date of issuance and will be payable monthly in arrears on the 15th day of each month provided that if any dividend payment date is not a business day, as defined in the certificate of designation, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series I Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; provided that for partial dividend periods, dividend payments will be pro rated, unless otherwise provided in the applicable securities offering and sale documents. .Dividends will be payable to holders of record as they appear in our stock records for the Series I Preferred Stock at the close of business on the applicable record date, which will be the close of business on the last day of the preceding month,     whether or not a business day, immediately preceding the month in which the applicable dividend payment date falls. As a result, holders of shares of Series I Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series I Preferred Stock shall be authorized by our Board of Directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under “Risk Factors— We could be prevented from paying cash dividends on the Series I Preferred Stock due to prescribed legal requirements” and “Risk Factors— Our cash available for distributions may not be sufficient to pay distributions on the Series I Preferred Stock at expected levels, and we cannot assure you of our ability to pay distributions in the future. We may use borrowed funds or funds from other sources to pay distributions, which may adversely impact our operations” for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series I Preferred Stock.

Notwithstanding the foregoing, dividends on the Series I Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our Board of Directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series I Preferred Stock that may be in arrears, and holders of the Series I Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series I Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series I Preferred Stock will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our Board of Directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Except as provided in the next paragraph, unless full cumulative dividends on all shares of Series I Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series I Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series I Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series I Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series I Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series I Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series I Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series I Preferred Stock.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series I Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series I Preferred Stock, all dividends declared upon the Series I Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series I Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series I Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series I Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series I Preferred Stock that may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series I Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our shareholders, subject to the preferential rights of the holders of any class or series of our capital stock we may issue ranking senior to the Series I Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $17.50 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series I Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series I Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series I Preferred Stock in the distribution of assets, then the holders of the Series I Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series I Preferred Stock will be entitled to written notice of any such liquidation, dissolution or winding up no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series I Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption to the extent described below).

Redemption

The Series I Preferred Stock is not redeemable by us prior to         , 2025, except as described below under “—Special Optional Redemption.”

Optional Redemption. On and after          , 2025, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series I Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $17.50 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any shares of Series I Preferred Stock as described in this “Optional Redemption” section, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption.

Upon the occurrence of a Change of Control (as defined below), we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series I Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $17.50 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. If we elect to redeem any shares of Series I Preferred Stock as described in this “Special Optional redemption” section, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A “Change of Control” is deemed to occur when the following have occurred and are continuing:

●	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

●	following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Redemption Procedures. In the event we elect to redeem Series I Preferred Stock, the notice of redemption will be mailed by us postage prepaid to each holder of record of Series I Preferred Stock called for redemption at such holder’s address as it appears on our stock transfer records, not less than 30 nor more than 60 days prior to the redemption date, and will state the following:

●	the redemption date;

●	the number of shares of Series I Preferred Stock to be redeemed;

●	the redemption price;

●	the place or places where certificates (if any) for the Series I Preferred Stock are to be surrendered for payment of the redemption price;

●	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

●	whether such redemption is being made pursuant to the provisions described above under “—Optional Redemption” or “—Special Optional Redemption”; and

●	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control.

If less than all of the Series I Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series I Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series I Preferred Stock except as to the holder to whom notice was defective or not given.

Holders of Series I Preferred Stock to be redeemed shall surrender the Series I Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series I Preferred Stock has been given and if we have irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series I Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series I Preferred Stock, those shares of Series I Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series I Preferred Stock is to be redeemed, the Series I Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

In connection with any redemption of Series I Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series I Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided in this paragraph, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series I Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series I Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series I Preferred Stock shall be redeemed unless all outstanding shares of Series I Preferred Stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series I Preferred Stock (except by exchanging it for our capital stock ranking junior to the Series I Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series I Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series I Preferred Stock.

Subject to applicable law, we may purchase shares of Series I Preferred Stock in the open market, by tender or by private agreement. Any shares of Series I Preferred Stock that we acquire may be retired and reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

Voting Rights

Holders of the Series I Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law.

On each matter on which holders of Series I Preferred Stock are entitled to vote, each share of Series I Preferred Stock will be entitled to one vote. In instances described below where holders of Series I Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series I Preferred Stock and the shares of each such other class or series will have one vote for each $17.50 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

So long as any shares of Series I Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series I Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series I Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) unless redeeming all Series I Preferred Stock in connection with such action, amend, alter, repeal or replace our certificate of incorporation or the certificate of designations designating the Series I Preferred Stock, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series I Preferred Stock of any right, preference, privilege or voting power of the Series I Preferred Stock (each, an “Event”). An increase in the amount of the authorized preferred stock, including the Series I Preferred Stock, or the creation or issuance of any other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series I Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed an Event and will not require us to obtain two-thirds of the votes entitled to be cast by the holders of the Series I Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).

Notwithstanding the foregoing, if an Event set forth in the preceding paragraph materially and adversely affects the right, preference, privilege or voting power of the Series I Preferred Stock but not all series of parity preferred stock that we may issue upon which voting rights have been conferred and are exercisable, the affirmative vote or consent of the holders of at least two-thirds of the shares of Series I Preferred Stock and all other similarly affected series outstanding at the time (voting together as a class) given in person or proxy, either in writing or at a meeting, shall be required in lieu of the vote or consent that would otherwise be required by the preceding paragraph.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series I Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the certificate of designations or as may be required by applicable law, the Series I Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series I Preferred Stock are outstanding, we will use our best efforts to (i) make available on our website copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series I Preferred Stock. We will use our best effort to mail (or otherwise provide) the information to the holders of the Series I Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

No Conversion Rights

The Series I Preferred Stock is not convertible into our common stock or any other security.

No Preemptive Rights

No holders of the Series I Preferred Stock will, as holders of Series I Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

Change of Control

Provisions in our certificate of incorporation, as amended, including the certificate of designations establishing the terms of the Series I Preferred Stock, and bylaws may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the Board of Directors.

Book-Entry Procedures

DTC acts as securities depository for our outstanding Series I Preferred Stock. With respect to the Series I Preferred Stock offered hereunder, we will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series I Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of Series I Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series I Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series I Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series I Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the placement agents, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series I Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series I Preferred Stock on DTC’s records. You will be considered to be the “beneficial owner” of the Series I Preferred Stock. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of Series I Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series I Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as you, desires to take any action that a holder is entitled to take under our certificate of incorporation (including the certificate of designations designating the Series I Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series I Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series I Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series I Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series I Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Series I Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series I Preferred Stock are made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series I Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series I Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series I Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series I Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series I Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants occurs in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of the Series I Preferred Stock offered by this prospectus. This discussion only applies to purchasers who purchase and hold the Series I Preferred Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of the Series I Preferred Stock in light of his, her or its particular circumstances. We have not sought a ruling from the Internal Revenue Service with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the Internal Revenue Service or a court will agree with these statements and conclusions.

This discussion is based upon provisions of the Code, the Treasury regulations thereunder, rulings and judicial decisions all as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax and federal net investment income tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of the Series I Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of the Series I Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding the Series I Preferred Stock as part of a hedging or conversion transaction, straddle, or other integrated transaction, an insurance company, a holder with a functional currency other than the U.S. dollar, former U.S. citizens or former long-term U.S. residents, a controlled foreign corporation, a passive foreign investment company, a holder subject to special tax accounting rules, a holder which owns, directly, indirectly or by attribution, 10% or more of the total combined voting power or value of our outstanding shares). Except as discussed below, this discussion does not address tax reporting requirements. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Series I Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Series I Preferred Stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the Series I Preferred Stock.

Prospective investors should consult their own tax advisors concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Series I Preferred Stock, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes certain U.S. federal income tax considerations that may relate to the purchase, ownership and disposition of the Series I Preferred Stock by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of Series I Preferred Stock and you are for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to the Series I Preferred Stock, such distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds such earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series I Preferred Stock on a share-by-share basis (but not below zero), and the excess will be treated as gain from the disposition of the Series I Preferred Stock, the tax treatment of which is discussed below under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders: Disposition of Series I Preferred Stock, Including Redemptions.”

Dividends received by individual holders of the Series I Preferred Stock will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. Dividends paid to non-corporate U.S. holders will generally be treated as qualified dividend income if paid with respect to Series I Preferred Stock that is held for more than 60 days during the 121 day period beginning on the date which is 60 days before the date on which the Series I Preferred Stock becomes ex-dividend (or where the dividend is attributable to a period or periods in excess of 366 days, Series I Preferred Stock that is held for more than 90 days during the 181 day period beginning on the date which is 90 days before the date on which the Series I Preferred Stock becomes ex-dividend). The reduced rate does not apply to the extent that the individual shareholder elects to treat the qualified dividend income as “investment income,” which may be offset against investment expenses Individual shareholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporate shareholders generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends attributable to a period in excess of 366 days, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. Corporate shareholders of the Series I Preferred Stock should also consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as preferred stock. If a corporate shareholder receives a dividend on the Series I Preferred Stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the shareholder in certain instances must reduce its basis in the Series I Preferred Stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate shareholder’s basis, any excess will be taxed as gain as if such shareholder had disposed of its Series I Preferred Stock in the year the “extraordinary dividend” is paid. Each domestic corporate holder of the Series I Preferred Stock is urged to consult with its own tax advisors with respect to the eligibility for and the amount of any dividends received deduction and the application of Code Section 1059 to any dividends it may receive on the Series I Preferred Stock.

Constructive Distributions on Series I Preferred Stock. A distribution by a corporation of its stock made with respect to its preferred stock is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock. The constructive distribution of property equal to the redemption premium would accrue without regard to the holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) pursuant to Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of the Series I Preferred Stock that would constitute a dividend, return of capital or capital gain to the holder of the stock in the same manner as cash distributions described under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series I Preferred Stock is uncertain.

We have the right to call the Series I Preferred Stock for redemption on or after [      ] (the “call option”), and have the option to redeem the Series I Preferred Stock upon any Change of Control (the “contingent call option”). If the redemption price of the Series I Preferred Stock exceeds the issue price of the Series I Preferred Stock upon any redemption pursuant to our call option or contingent call option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series I Preferred Stock.

Each of the call option and contingent call option should not require constructive distributions of the redemption premium, if based on all of the facts and circumstances as of the issue date, a redemption pursuant to the call option or contingent call option is not more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID Rules. Although the redemption right is not within the safe harbor described in the preceding sentence, we do not believe that a redemption pursuant to the call option or contingent call option should be treated as more likely than not to occur based on all of the facts and circumstances. Accordingly, no U.S. holder of the Series I Preferred Stock should be required to recognize constructive distributions of the redemption premium because of our call option or the contingent call option.

Disposition of Series I Preferred Stock, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below) or other disposition of the Series I Preferred Stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series I Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series I Preferred Stock is longer than one year. If an individual U.S. holder received qualified dividend income from an “extraordinary dividend” on the Series I Preferred Stock, any loss recognized by such individual shareholder on a subsequent disposition of the Series I Preferred Stock will be treated as long-term capital loss to the extent of such “extraordinary dividend” irrespective of such shareholder’s holding period for the Series I Preferred Stock. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

A payment made in redemption of Series I Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series I Preferred Stock, unless the redemption:

●	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

●	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

●	results in a “complete redemption” of a U.S. holder’s stock interest in the company under Section 302(b)(3) of the Code; or

●	is a redemption of stock held by a non-corporate shareholder that results in a partial liquidation of the company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of the Series I Preferred Stock and the common stock that the U.S. Holder directly and indirectly owns, but also shares of stock that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the company, which will depend on the U.S. holder’s particular facts and circumstances at such time.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder are exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder are exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of the Series I Preferred Stock generally will not qualify for this exception because the voting rights are limited as provided in the “Description of Series I Preferred Stock-Voting Rights.”

For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature, and has been interpreted under case law to include the termination of a business or line of business.

If the redemption payment is treated as a dividend, the rules discussed above in “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General” apply. Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series I Preferred Stock is treated as a distribution with respect to such holder’s Series I Preferred Stock, but not as a dividend, such amount will be allocated to all shares of the Series I Preferred Stock held by such holder immediately before the redemption on a pro rata basis. The amount applied to each share will reduce such holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such holder has different bases in shares of the Series I Preferred Stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such holder could have gain even if such holder’s aggregate adjusted tax basis in all shares of the Series I Preferred Stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series I Preferred Stock to the holder’s remaining, unredeemed Series I Preferred Stock (if any), but not to any other class of stock held, directly or indirectly, by the holder. Any unrecovered basis in the Series I Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series I Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Series I Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding on payments of dividends on the Series I Preferred Stock and certain payments of proceeds on the sale or other disposition of the Series I Preferred Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. Holders. Subject to the qualifications set forth above under the caption “Certain U.S. Federal Income Tax Considerations,” the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Series I Preferred Stock by certain “Non-U.S. holders.” You are a “Non-U.S. holder” if you are a beneficial owner of the Series I Preferred Stock and you are not a “U.S. holder.”

Distributions on the Series I Preferred Stock. If distributions are made with respect to the Series I Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series I Preferred Stock (but not below zero) and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series I Preferred Stock, the tax treatment of which is discussed below under “Certain Material U.S. Federal Income Tax Considerations - Non-U.S. Holders: Disposition of Series I Preferred Stock, Including Redemptions.”

Dividends paid to a Non-U.S. holder of the Series I Preferred Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. holder of the Series I Preferred Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (i) complete Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if the Series I Preferred Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. holder of the Series I Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Series I Preferred Stock, Including Redemptions. Subject to the remainder of this this discussion, any gain realized by a Non-U.S. holder on the disposition of the Series I Preferred Stock will not be subject to U.S. federal income or withholding tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

●	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

●	we are or have been a USRPHC for U.S. federal income tax purposes. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. No assurances can be provided by us that we will not become a USRPHC in the future.

A Non-U.S. holder with gain described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or at such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series I Preferred Stock, such a Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series I Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series I Preferred Stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and Non-corporate taxpayers. If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series I Preferred Stock, a redemption of shares of the Series I Preferred Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a Non-U.S. holder generally will recognize long-term capital gain or loss, if the Non-U.S. holder’s holding period for such Series I Preferred Stock exceeds one year, equal to the difference between the amount of cash received and fair market value of property received and the Non-U.S. holder’s adjusted tax basis in the Series I Preferred Stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series I Preferred Stock, which generally will be subject to the rules discussed above in “Certain Material U.S. Federal Income Tax Considerations - Non-U.S. Holders: Distributions on the Series I Preferred Stock.” A payment made in redemption of the Series I Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series I Preferred Stock, in the same circumstances discussed above under “Certain Material U.S. Federal Income Tax Considerations–U.S. Holders: Disposition of Series I Preferred Stock, Including Redemptions.” Each Non-U.S. holder of the Series I Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of the Series I Preferred Stock will be treated as a dividend or as payment in exchange for the Series I Preferred Stock.

Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series I Preferred Stock is treated as a distribution with respect to such holder’s Series I Preferred Stock, but not as a dividend, such amount will be allocated to all shares of the Series I Preferred Stock held by such holder immediately before the redemption on a pro rata basis. The amount applied to each share will reduce such holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such holder has different bases in shares of the Series I Preferred Stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such holder could have gain even if such holder’s aggregate adjusted tax basis in all shares of the Series I Preferred Stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series I Preferred Stock to the holder’s remaining, unredeemed Series I Preferred Stock (if any), but not to any other class of stock held, directly or indirectly, by the holder. Any unrecovered basis in the Series I Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information reporting and backup withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty. A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption. Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series I Preferred Stock unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”), generally impose a 30% withholding tax on dividends on Series I Preferred Stock paid to or through: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements; and (ii) specified other foreign entities unless such an entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements.

FATCA withholding also potentially applies to payments of gross proceeds from the sale or other disposition Series I Preferred Stock. Proposed regulations, however, would eliminate FATCA withholding on such payments, and the U.S. Treasury Department has indicated that taxpayers may rely on this aspect of the proposed regulations until final regulations are issued.

Non-U.S. holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with or an exemption from withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the holder satisfies the holder’s own FATCA obligations.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. You are encouraged to consult with your own tax advisor regarding the possible implications of FATCA on your investment in shares of Series I Preferred Stock, including the applicability of any intergovernmental agreements.

UNDERWRITING

H.C. Wainwright & Co., LLC (“H.C. Wainwright”) is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated , 2020, each underwriter named below has severally, and not jointly, agreed to purchase from us, and we have agreed to sell to that underwriter, the number of shares of Series I Preferred Stock set forth opposite that underwriter’s name in the table below.

Underwriters	Number of Shares
H.C. Wainwright & Co., LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of our Series I Preferred Stock offered hereby if they buy any of them. Our shares of Series I Preferred Stock, however, are offered subject to a number of conditions, including:

●	receipt and acceptance of our shares by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, the underwriters or securities dealers may distribute prospectuses electronically.

We expect that delivery of the Series I Preferred Stock will be made against payment therefor on or about , 2020, which will be the second business day following the trade date of the Series I Preferred Stock (such settlement cycle being herein referred to as “T + 2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series I Preferred Stock on the date of pricing or the next business day will be required, by virtue of the fact that the Series I Preferred Stock initially will settle T + 2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series I Preferred Stock who wish to trade the Series I Preferred Stock on the date of pricing of the Series I Preferred Stock or the next business day should consult their own advisor.

Underwriting Discounts and Commissions

The representative has advised us that the underwriters propose initially to offer the shares of Series I Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price minus a concession not in excess of $                per share.  Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The following table shows the public offering price, underwriting discount and proceeds, before expenses, that we will pay to the underwriters in connection with this offering. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Series I Preferred Stock to cover over-allotments, if any.

	Per Share	Without Over-Allotment	With Over-Allotment
Underwriters
Public Offering Price
Underwriting Discount (10%)
Proceeds to Us, before expenses

Certain expenses associated with this offering, exclusive of the underwriting discount and the expenses set forth in the next sentence, are estimated to be approximately $                and will be payable by us. In addition to the underwriting discount, we will pay H.C. Wainwright (i) a management fee equal to 1% of the gross proceeds raised in the offering, (ii) $40,000 for non-accountable expenses, (iii) up to $100,000 for the fees and expenses of its legal counsel and other out-of-pocket expenses, and (iv) the costs associated with the use of a third-party electronic road show service.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus supplement, to purchase up to                       additional shares of Series I Preferred Stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Series I Preferred Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of Series I Preferred Stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of the representative on behalf of the underwriters, issue, offer, pledge, sell, contract to sell, or otherwise dispose of any shares of Series I Preferred Stock or any shares of preferred stock ranking on parity with or senior to the Series I Preferred Shares or any securities convertible into or exercisable or exchangeable for shares of Series I Preferred Stock or shares of preferred stock ranking on parity with or senior to the Series I Preferred Stock; enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Series I Preferred Stock or such parity or senior preferred stock; file any registration statement relating to the offering of any shares of Series I Preferred Stock or any shares of preferred stock ranking on parity with or senior to the Series I Preferred Stock; or publicly announce an intention to effect any such transaction.

Right of First Refusal

Subject to the closing of this offering, until six months from the closing date of this offering, H.C. Wainwright shall have a right of first refusal to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor, sole and exclusive underwriter and/or sole and exclusive placement, for us, or any of our successors or subsidiaries, on terms customary to H.C. Wainwright during such six month period.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

Price Stabilization; Short Positions and Penalty Bids

In order to facilitate the offering of the Series I Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series I Preferred Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option to purchase additional shares. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series I Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representative a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Series I Preferred Stock or preventing or retarding a decline in the price of our Series I Preferred Stock. As a result of these activities, the price thereof may be higher than otherwise might exist in the open market. Neither we nor the underwriters make any representation that the underwriters will engage in these transactions, or make any representation with respect to the effect of any such transactions. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Series I Preferred Stock in the open market to stabilize the price of the Series I Preferred Stock. These activities may raise or maintain the market price of the Series I Preferred Stock above independent market levels or prevent or retard a decline in the market price of the Series I Preferred Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

A prospectus supplement and accompanying base prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of Series I Preferred Stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement and accompanying base prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Listing

We have applied to list our Series I Preferred Stock on The NASDAQ Capital Market under the symbol “AYTUP.”

Transfer Agent

The transfer agent for our Series I Preferred Stock to be issued in this offering is Direct Transfer, LLC, subsidiary of Issuer Direct Corporation, located at One Glenwood Avenue, Suite 1001 Raleigh, NC, 27603.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement and accompanying prospectus will be passed upon by Dorsey & Whitney LLP, Salt Lake City, Utah. Certain legal matters in connection with this offering will be passed upon for the underwriter by Sichenzia Ross Ference LLP.

EXPERTS

The consolidated financial statements of Aytu BioScience, Inc. at June 30, 2019 and 2018, and for each of the two years in the period ended June 30, 2019 have been audited by Plante & Moran, PLLC (successor to EKS&H LLLP), independent registered public accounting firm. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor Inc. at September 30, 2019 and December 31, 2018, and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, incorporated by reference in Aytu BioScience, Inc.’s Current Report on Form 8-K/A dated January 10, 2020 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein, and incorporated herein by reference. Such abbreviated financial statements are incorporated  herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Innovus incorporated by reference in Aytu BioScience Inc.’s Current Report on Form 8-K dated February 14, 2020 have been audited by Hall & Company, an independent registered public accounting firm, as stated in their reports. Such financial statements have been incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website, www.aytubio.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information on our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the exhibits attached thereto, contains additional relevant information about us and the securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement from the SEC’s website at http://www.sec.gov. The registration statement and the documents referred to below under “Information Incorporated by Reference” are also available on our website, www.aytubio.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information on our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement and the accompanying prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

●	our Definitive Proxy Statement on Schedule 14A filed with the SEC on December 23, 2019;

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2019;

●	our Quarterly Report on Form 10-Q for the quarters ended September 30, 2019 and December 31, 2019;

●	our Current Reports on Form 8-K filed with the SEC on August 2, 2019, September 18, 2019, October 15, 2019, on October 15, 2019 (as amended and filed with the SEC on January 10, 2020), November 4, 2019 (as amended and filed with the SEC on November 4, 2019, November 7, 2019), November 12, 2019, November 26, 2019, December 2, 2019, December 11, 2019, January 15, 2020, January 24, 2020, February 13, 2020, February 14, 2020 (as amended on February 26, 2020) and February 21, 2020; and

●	the description of our Common Stock contained in our Registration Statement on Form 8-A, as filed with the SEC on October 17, 2017, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than Current Reports furnished under Items 2.02 or 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, excluding, in each case, information deemed furnished and not filed.

Any statements contained in a previously filed document incorporated by reference into this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus supplement and the accompanying prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or the date of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Requests for such documents should be directed to:

Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Attention: Corporate Secretary

Phone: (720) 437-6580

You may also access the documents incorporated by reference in this prospectus supplement and accompanying prospectus, at no cost to you, through our website at www.aytubio.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement and accompanying prospectus or the registration statement of which they forms a part.

PROSPECTUS

$100,000,000

Common Stock

Preferred Stock

Warrants

Units

We may from time to time, in one or more offerings at prices and on terms that we will determine at the time of each offering, sell common stock, preferred stock, warrants, or a combination of these securities, or units, for an aggregate initial offering price of up to $100,000,000. This prospectus describes the general manner in which our securities may be offered using this prospectus. Each time we offer and sell securities, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol “AYTU.” On November 21, 2017, the last reported sales price for our common stock was $2.60 per share. We will apply to list any shares of common stock sold by us under this prospectus and any prospectus supplement on the NASDAQ Capital Market. The prospectus supplement will contain information, where applicable, as to any other listing of the securities on the NASDAQ Capital Market or any other securities market or exchange covered by the prospectus supplement.

The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6, in addition to Risk Factors contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

This prospectus is dated December 1, 2017

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $100,000,000. This prospectus describes the general manner in which our securities may be offered by this prospectus. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in documents incorporated by reference in this prospectus. The prospectus supplement that contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or in documents incorporated by reference in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying any securities in this offering.

Unless the context otherwise requires, references to “we,” “our,” “us,” “Aytu BioScience” or the “Company” in this prospectus mean Aytu BioScience, Inc., a Delaware corporation.

We own or have rights to various U.S. federal trademark registrations and applications, and unregistered trademarks and servicemarks, including Fiera, Natesto, ProstaScint, MiOXSYS, RedoxSYS, Luoxis, Vyrix and Nuelle. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents and information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.

All statements in this prospectus and the documents and information incorporated by reference in this prospectus that are not historical facts are forward-looking statements. We may, in some cases, use terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions or the negative of such items that convey uncertainty of future events or outcomes to identify forward-looking statements.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 6, and the financial statements and related notes included in this prospectus.

ABOUT AYTU BIOSCIENCE, INC.

Overview

We are a commercial-stage specialty healthcare company focused on acquiring, developing and commercializing novel products in the field of urology. We have multiple urology-focused products on the market, and we seek to build a portfolio of novel therapeutics that serve large medical needs in the field of urology. We are concentrating on hypogonadism, prostate cancer, male infertility and, recently, female sexual wellbeing and intimacy and plan to expand into other urological indications for which we believe there are significant medical needs.

We acquired exclusive U.S. rights to Natesto ® (testosterone) nasal gel, a novel formulation of testosterone delivered via a discreet, easy-to-use nasal gel, and we launched Natesto in the United States with our direct sales force in late summer 2016. Natesto is approved by the U.S. Food and Drug Administration, or FDA, for the treatment of hypogonadism (low testosterone) in men and is the only testosterone replacement therapy, or TRT, delivered via a nasal gel. Natesto offers multiple advantages over currently available TRTs and competes in a $2.0 billion market. Importantly, as Natesto is delivered via the nasal mucosa and not the skin, there is no risk of testosterone transference to others, a known potential side effect and black box warning associated with all other topically applied TRTs, including the market leader AndroGel ® .

Outside the U.S. we market MiOXSYS ® , a novel in vitro diagnostic device that is currently CE marked (which generally enables it to be sold within the European Economic Area) and for which we intend to initiate a final clinical study to enable FDA clearance in the U.S. Our MiOXSYS system is a novel, point-of-care semen analysis system with the potential to become a standard of care in the diagnosis and management of male infertility. Male infertility is a prevalent and underserved condition and oxidative stress is widely implicated in its pathophysiology. MiOXSYS was developed from our core oxidation-reduction potential research platform known as RedoxSYS ® . We are advancing MiOXSYS toward FDA clearance.

We currently market ProstaScint ® (capromab pendetide), the only radioimaging agent indicated to detect the prostate specific membrane antigen, or PSMA, in the assessment and staging of prostate cancer. ProstaScint is approved by the FDA for use in both newly diagnosed, high-risk prostate cancer patients and patients with recurrent prostate cancer.

On May 5, 2017, we acquired Nuelle, Inc, or Nuelle, a women’s sexual health company. This transaction expanded our product portfolio with the addition of the Fiera ® personal care device for women. Fiera was recently launched in the U.S. and is a proprietary, revenue-generating product scientifically proven to enhance physical arousal and sexual desire in the millions of adult women around the world impacted by changes in sexual desire. This acquisition adds a novel, commercial-stage product in a complementary adjacency readily accessible by our U.S.-based commercial infrastructure. Nuelle was previously a portfolio company of leading venture capital firm New Enterprise Associates.

In the future we will look to acquire additional urology products, including existing products we believe can offer distinct commercial advantages. Our management team’s prior experience has involved identifying clinical assets that can be re-launched to increase value, with a focused commercial infrastructure specializing in urology.

Natesto® (testosterone) nasal gel.

On April 22, 2016, we entered into an agreement to acquire the exclusive U.S. rights to Natesto (testosterone) nasal gel from Acerus Pharmaceuticals Corporation, or Acerus, which rights we acquired on July 1, 2016. Natesto is a patented, FDA-approved testosterone replacement therapy, or TRT, and is the only nasally-administered formulation of testosterone available in the United States. Natesto is a discreet, easy-to-administer nasal gel that may be appropriate for men with active lifestyles as Natesto is small, portable, Transportation Security Administration, or TSA-compliant, and easy to use. Importantly, Natesto is not applied directly to the patient’s skin as other topically applied TRTs are. Rather, it is delivered directly into the nasal mucosa via a proprietary nasal applicator. Thus, Natesto does not carry a black box warning related to testosterone transference to a man’s female partner or children — as other topically (primarily gels and solutions) administered TRTs do by virtue of their delivery directly onto the skin. We launched Natesto in the U.S. in late summer 2016 with our direct sales force, and we are positioning Natesto as the ideal treatment solution for men with active, busy lifestyles who suffer from hypogonadism.

MiOXSYS®.

MiOXSYS is a rapid in vitro diagnostic semen analysis test used in the quantitative measurement of static oxidation-reduction potential, or sORP, in human semen. MiOXSYS is a CE marked system and is an accurate, easy to use, and fast infertility assessment tool. It is estimated that 72.4 million couples worldwide experience infertility problems. In the United States, approximately 10% of couples are defined as infertile. Male infertility is responsible for between 40 – 50% of all infertility cases and affects approximately 7% of all men. Male infertility is often unexplained (idiopathic), and this idiopathic infertility is frequently associated with increased levels of oxidative stress in the semen. As such, having a rapid, easy-to-use diagnostic platform to measure oxidative stress should provide a practical way for male infertility specialists to improve semen analysis and infertility assessments without having to refer patients to outside clinical laboratories.

Male infertility is prevalent and underserved, and oxidative stress is widely implicated in its pathophysiology. The global male infertility market is expected to grow to over $300 million by 2020 with a CAGR of nearly 5% from 2014 to 2020. Oxidative stress is broadly implicated in the pathophysiology of idiopathic male infertility, yet very few diagnostic tools exist to effectively measure oxidative stress levels in men. However, antioxidants are widely available and recommended to infertile men. With the introduction of the MiOXSYS System, we believe for the first time there will be an easy and effective diagnostic tool to assess the degree of oxidative stress and potentially enable the monitoring of patients’ responses to antioxidant therapy as a treatment regimen for infertility. The MiOXSYS System received CE marking in Europe in January 2016 and obtained Health Canada Class II Medical Device approval in March 2016. We expect to advance MiOXSYS into clinical trials in the United States in order to enable 510k clearance.

ProstaScint® (capromab pendetide).

We became a commercial stage company by virtue of our acquisition of ProstaScint in May 2015 and are generating sales of this FDA-approved prostate cancer imaging agent. As prostate cancer is a condition commonly diagnosed and treated by urologists, ProstaScint complements our urology-focused product portfolio and pipeline. Prostate cancer is the most common cancer among men in the United States, with an estimated 241,000 annual cases (as of 2012). Further, more than 2.2 million men were alive in 2006 with some history of prostate cancer, and over 30,000 U.S. men die each year from the disease. The effect of prostate cancer on healthcare economics is substantial, which makes the need for accurate disease staging critical for treatment and management strategies. The U.S. market for the diagnosis and screening of prostate cancer is expected to total $17.4 billion by 2017, a compound annual growth rate, or CAGR, of 7.5% since 2012. At June 30, 2017, the ProstaScint asset was impaired based upon sales projections that we intend to only sell this product through mid-fiscal 2019, when this product expires.

Fiera ® Personal Care Device

The Fiera Personal Care Device is the first hands-free wearable product for women, specifically designed to increase interest in, and physical readiness for sex, naturally. The product does so by creating a physically aroused state via the genitals. Co-created with healthcare professionals, Fiera is a small, discreet, fast-acting, and hands-free product that is designed to be used in advance of physical intimacy to help women feel ready and in the mood for sex. Fiera uses gentle suction coupled with stimulation to enhance blood flow to the genitals, increase lubrication, and ultimately get a woman ready for partnered intimacy in as little as 5 minutes.

With the acquisition of Nuelle, Inc., Aytu is expanding into the women’s sexual health and wellness market. Sexual wellness is inclusive of female sexual dysfunction which is a term that describes various sexual problems, such as low desire or interest, diminished arousal, orgasmic difficulties, and dyspareunia. Female sexual dysfunction is considered common, with an estimated prevalence of 43% from the U.S. National Health and Social Life Survey and similar estimates from other large, population-based surveys in the United States and the United Kingdom. In a study of over 31,000 women in the United States it was determined that 44% of women report a sexual problem. Specifically, the most common sexual problem is low desire, with a prevalence of 39%; followed by low arousal (26%) and orgasm difficulties (21%). Additionally, the incidence of sexual dysfunction is expected to increase through 2020 to effect more than 124 million women worldwide.

Fiera has been well studied and tested by health care professionals, and consumers and is scientifically proven to enhance arousal and interest in women of all ages, including pre- and post-menopausal women. Recent consumer study results in women ages 25 – 75 showed that after 4 weeks of using Fiera:

●	97% of women felt physically aroused;

●	96% looked forward to being intimate with their partner;

●	93% felt excited and ready for sex;

●	89% of women felt more “in the mood”;

●	87% felt as ready for sex as their partner did;

●	86% of women felt a stronger emotional connection with their partner;

●	85% reported their orgasm felt pleasurable and intense;

●	85% thought about sex more often; and

●	85% engaged in sexual activity more often and felt satisfied in her relationship.

Previous studies also showed that 87% of women felt increased desire and 67% felt increased lubrication.

Key elements of our business strategy include:

●	Expand the commercialization of Natesto in the U.S. for the treatment of hypogonadism with our direct sales force. We launched Natesto in late summer 2016 and are targeting high prescribing TRT prescribers with a primary emphasis on urologists and male health practitioners.

●	Expand the commercialization in the U.S. of Fiera, through professional promotion using our existing sales force.

●	Establish MiOXSYS as a leading in vitro diagnostic device in the assessment of male infertility.

●	Continue the commercialization of FDA-approved ProstaScint for the staging of both newly diagnosed high-risk and recurrent prostate cancer patients.

●	Acquire additional marketed products and late-stage development assets within our core urology focus that can be efficiently marketed through our growing commercial organization.

●	Develop a pipeline of urology products, with a focus on identifying novel products with sufficient clinical proof of concept that require modest internal R&D expense.

We plan to augment our core in-development and commercial assets through efficient identification of complementary therapeutics, devices, and diagnostics related to urological disorders. We intend to seek assets that are near commercial stage or already generating revenues. Further, we intend to seek to acquire products through asset purchases, licensing, co-development, or collaborative commercial arrangements (co-promotions, co-marketing, etc.).

Our management team has extensive experience across a wide range of business development activities and have in-licensed or acquired products from large, mid-sized, and small enterprises in the United States and abroad. Through an assertive product and business development approach, we expect that we will build a substantial portfolio of complementary urology products.

Corporate Information

We were incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado.

Vyrix Pharmaceuticals, Inc., or Vyrix, was incorporated under the laws of the State of Delaware on November 18, 2013 and was wholly owned by Ampio Pharmaceuticals, Inc. (NYSE American: AMPE), or Ampio, immediately prior to the completion of the Merger (defined below). Vyrix was previously a carve-out of the sexual dysfunction therapeutics business, including the late-stage men’s health product candidates, Zertane and Zertane-ED, from Ampio, that carve-out was announced in December 2013. Luoxis Diagnostics, Inc., or Luoxis, was incorporated under the laws of the State of Delaware on January 24, 2013 and was majority owned by Ampio immediately prior to the completion of the Merger. Luoxis was initially focused on developing and advancing the RedoxSYS System. The MiOXSYS System was developed following the completed development of the RedoxSYS System.

On March 20, 2015, Rosewind formed Rosewind Merger Sub V, Inc. and Rosewind Merger Sub L, Inc., each a wholly-owned subsidiary formed for the purpose of the Merger, and on April 16, 2015, Rosewind Merger Sub V, Inc. merged with and into Vyrix and Rosewind Merger Sub L, Inc. merged with and into Luoxis, and Vyrix and Luoxis became subsidiaries of Rosewind. Immediately thereafter, Vyrix and Luoxis merged with and into Rosewind with Rosewind as the surviving corporation (herein referred to as the Merger). Concurrent with the closing of the Merger, Rosewind abandoned its pre-merger business plans, and we now solely pursue the specialty healthcare market, focusing on urological related conditions, including the business of Vyrix and Luoxis. When we discuss our business in this prospectus, we include the pre-Merger business of Luoxis and Vyrix.

On June 8, 2015, we (i) reincorporated as a domestic Delaware corporation under Delaware General Corporate Law and changed our name from Rosewind Corporation to Aytu BioScience, Inc., and (ii) effected a reverse stock split in which each common stock holder received one share of common stock for each 12.174 shares outstanding. At our annual meeting of shareholders held on May 24, 2016, our shareholders approved (1) an amendment to our Certificate of Incorporation to reduce the number of authorized shares of common stock from 300.0 million to 100.0 million, which amendment was effective on June 1, 2016, and (2) an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of 1-for-12 which became effective on June 30, 2016. At our special meeting of shareholders held on July 26, 2017, our shareholders approved an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of 1-for-20 which became effective on August 25, 2017. All share and per share amounts in this prospectus have been adjusted to reflect the effect of these three reverse stock splits (hereafter referred to collectively as the “Reverse Stock Splits”).

Our principal executive offices are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, and our phone number is (720) 437-6580. Our corporate website address is http://aytubio.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only and not as an active hyperlink.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent quarterly reports on Form 10-Q and current reports on Form 8-K that we have filed or will file with the SEC, which are incorporated by reference into this prospectus.

Our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially and adversely affected by these risks. For more information about our SEC filings, please see “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including and for general working capital purposes. We may also use a portion of the net proceeds to acquire or invest in businesses and products that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 100.0 million shares of common stock, par value $0.0001 per share, and 50.0 million shares of preferred stock, par value $0.0001 per share.

As of November 21, 2017, a total of 4,897,638 shares of our common stock were issued and outstanding, and a total of 1,900 shares of our Series A Convertible Preferred Stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Preferred Stock

Our Certificate of Incorporation provides our Board of Directors with the authority to divide the preferred stock into series and to fix and determine the rights and preferences of the shares of any series of preferred stock established to the full extent permitted by the laws of the State of Delaware and the Certificate of Incorporation.

On August 11, 2017, we filed a Certificate of Designation of Series A Convertible Preferred Stock with the Delaware Secretary of State classifying and designating the rights, preferences and privileges of the Series A Preferred Stock, of which there are 10,000 shares authorized. As of August 15, 2017, a total of 2,250 shares of Series A Convertible Preferred Stock were issued and outstanding. At any time, at the option of the holder, Series A Preferred Stock may be converted into a number of shares of common stock equal to $1,000.00 divided by the conversion price, which is $3.00, subject to adjustment for stock splits, stock dividends and similar corporate events. A holder will be prohibited from converting any Series A Preferred Stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding. Except as otherwise expressly provided by law, the holders of shares of Series A Preferred Stock are entitled to vote with the common stock, as if converted into shares of common stock, provided, however, that in no event will a holder of shares of Series A Preferred Stock be entitled to vote a number of shares in excess of such holder’s Beneficial Ownership Limitation.

Transfer Agent and Registrar

The transfer agent of our common stock is VStock Transfer. Their address is 18 Lafayette Place, Woodmere, NY 11598.

Listing

Our common stock is currently traded on the NASDAQ Capital Market under the symbol “AYTU”.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with any preferred stock or common stock, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. The securities warrant agreement, together with the terms of the securities warrant certificate and securities warrants, will be filed with the Securities and Exchange Commission in connection with the offering of the specific warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

●	the title of the warrants;

●	the aggregate number of the warrants;

●	the price or prices at which the warrants will be issued;

●	the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

●	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

●	the terms of the securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

●	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

●	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

●	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

●	the minimum or maximum amount of the warrants that may be exercised at any one time;

●	information with respect to book-entry procedures, if any;

●	if appropriate, a discussion of Federal income tax consequences; and

●	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants for the purchase of common stock or preferred stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any securities warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the common stock or preferred stock purchasable upon exercise, including in the case of securities warrants for the purchase of common stock or preferred stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of shares of common stock, shares of preferred stock or warrants or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

●	the terms of the units and of any of the common stock, preferred stock and warrants comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

●	a description of the terms of any unit agreement governing the units; and

●	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell the securities offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

●	the terms of the offering;

●	the names of any underwriters or agents;

●	the name or names of any managing underwriter or underwriters;

●	the purchase price of the securities;

●	any over-allotment options under which underwriters may purchase additional securities from us;

●	the net proceeds from the sale of the securities

●	any delayed delivery arrangements

●	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

●	any initial public offering price;

●	any discounts or concessions allowed or reallowed or paid to dealers;

●	any commissions paid to agents; and

●	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Continuous Offering Program

Without limiting the generality of the foregoing, we may enter into a continuous offering program equity distribution agreement with a broker-dealer, under which we may offer and sell shares of our common stock from time to time through a broker-dealer as our sales agent. If we enter into such a program, sales of the shares of common stock, if any, will be made by means of ordinary brokers’ transactions on the NASDAQ Capital Market at market prices, block transactions and such other transactions as agreed upon by us and the broker-dealer. Under the terms of such a program, we also may sell shares of common stock to the broker-dealer, as principal for its own account at a price agreed upon at the time of sale. If we sell shares of common stock to such broker-dealer as principal, we will enter into a separate terms agreement with such broker-dealer, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, other than our common stock all securities we offer under this prospectus will be a new issue and will have no established trading market. We may elect to list offered securities on an exchange or in the over-the-counter market. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Sichenzia Ross Ference Kesner LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aytu BioScience, Inc. at June 30, 2017 and 2016, and for each of the two years in the period ended June 30, 2017, included in this prospectus have been audited by EKS&H LLLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.

You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, (720) 437-6580.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents are incorporated by reference and made a part of this prospectus:

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the SEC on August 31, 2017.

●	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017, filed with the SEC on November 9, 2017.

●	our Current Reports on Form 8-K filed with the SEC on July 27, 2017, August 16, 2017, August 29, 2017, October 3, 2017, and October 27, 2017, including our amended current report on Form 8-K filed on July 20, 2017.

●	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 17, 2017 (File No. 001-38247), including any amendment or report filed for the purpose of updating such description; and

●	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to you, on written or oral request, a copy of the Annual Report incorporated by reference, including exhibits to the document. You should direct any requests for documents to Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, (720) 437-6580.

Aytu BioScience, Inc.

Shares of 11% Series I Cumulative Redeemable Preferred Stock
$17.50 Per Share
Liquidation Preference $17.50 Per Share

Prospectus Supplement

H.C. Wainwright & Co.

                        , 2020